UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                           LAHAINA ACQUISITIONS, INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    507275105
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                                 (CUSIP Number)

  Graham M. Cooper c/o Paxford Investments, S.A., Peek Building, George Street
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                      NASSAU, BAHAMAS N8160 (242) 322-2504
                      ------------------------------------
                                 with a copy to:

   Michael G. Platner, Esq., Gunster, Yoakley, Valdes-Fauli & Stewart, P.A., 500 East Broward Blvd., Suite 1400, Fort Lauderdale, FL 33394, (954) 462-2000

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 7, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 7.

                                   Page 1 of 6

                                                                SEC 1746 (12-91)


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                                  SCHEDULE 13D

CUSIP No.   507275105                          Page    2    of     6     Pages
            ---------                                ------       ------

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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PAXFORD INVESTMENTS, S.A.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
          N/A
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

          N/A
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

          N/A
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          THE BAHAMAS
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                                 7     SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES           ---------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                        -0-
         REPORTING          ---------------------------------------------------
          PERSON                 9     SOLE DISPOSITIVE POWER
           WITH
                                        -0-
                            ---------------------------------------------------
                                10     SHARES DISPOSITIVE POWER

                                        -0-
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          -0-
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
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   14     TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

This Amendment 1 to Form 13D is being filed to report Paxford Investment, S.A.'s sale of 750,000 shares of common stock of Lahaina Acquisitions, Inc.

ITEM 1.  SECURITY AND ISSUER

Common Stock, no par value, Lahaina Acquisitions, Inc.
5459 South Iris Street
Littleton, Colorado  80123

ITEM 2.  IDENTITY AND BACKGROUND

a. This statement is being filed by Paxford Investments, S.A., a corporation organized in The Bahamas.

b. Peek Building, George Street, Nassau, Bahamas N8160. (principal business and office address)

c. The corporation was formed for the purpose of investing in or acquiring control of other corporations.

d.       Not applicable.

e.       Not applicable.

f.       Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONDITIONS

         On December 7, 1998, Paxford Investments, S.A. ("Paxford") transferred all of the shares of Lahaina Acquisitions, Inc. ("Lahaina") beneficially owned by it, constituting 750,000 shares of Common Stock of Lahaina, to Mongoose Investments, LLC ("Mongoose") for Three Hundred Thousand and No/100 Dollars ($300,000) pursuant to an Irrevocable Stock Power dated December 4, 1998.

ITEM 4.  PURPOSE OF TRANSACTION

         See response to Item 3 above.

         (a) - (j):     Not applicable.

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ITEM 5.  INTEREST IN SECURITIES OF ISSUER (as of December 7, 1998)

                                                  NUMBER OF          PERCENTAGE
                                                   SHARES            OWNERSHIP
                                                  ---------          -----------
a.       Paxford Investments, S.A.                  -0-                  0%

b. Paxford Investments, S.A. has sole voting and investment power with respect to -0- shares.

c.       See the description set forth in Item 3 above.

d. Graham M. Cooper, as the sole shareholder and a director of Paxford Investments, S.A., has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 750,000 shares of Lahaina. Ivylyn Cassar has no beneficial interest in any Shares of Lahaina.

e.       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS

         See response to Item 3 above.

Responses to Items 2-6 for Graham M. Cooper and Ivylyn Cassar, constituting all of the Directors of Paxford.

ITEM 2. IDENTITY AND BACKGROUND (GRAHAM M. COOPER)

a.       Graham M. Cooper

b.       Peek Building, George Street, Nassau, Bahamas  N8160.
         (principal business and office address)

c. Graham M. Cooper is the President, sole shareholder, and a Director of Paxford Investments, S.A.

d.       Not applicable.

e.       Not applicable.

f.       The Bahamas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONDITIONS

         See response to Item 3 above.

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ITEM 4.  PURPOSE OF TRANSACTION

         See response to Item 3 above.

         (a) - (j):                 Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER (as of December 7, 1998)

         See response to Item 5 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS

         See response to Item 3 above.

ITEM 2. IDENTITY AND BACKGROUND (IVYLYN CASSAR)

a.       Ivylyn Cassar

b. Peek Building, George Street, Nassau, Bahamas N8160. (principal business and office address)

c. Ivylyn Cassar is the Secretary and a Director of Paxford Investments, S.A.

d.       Not applicable.

e.       Not applicable.

f.       The Bahamas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONDITIONS

         See response to Item 3 above.

ITEM 4.  PURPOSE OF TRANSACTION

         See response to Item 3 above.

         (a) - (j):     Not applicable.

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ITEM 5.  INTEREST IN SECURITIES OF ISSUER (as of December 7, 1998)

         See response to Item 5 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS

         See response to Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1) Irrevocable Stock Power, by and between Paxford Investments, S.A. and Mongoose Investments, LLC executed December 4, 1998.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DECEMBER 29, 1998
Date

PAXFORD INDUSTRIES, S.A.

BY: /S/ GRAHAM M. COOPER
------------------------
Graham M. Cooper, President

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                                 EXHIBIT INDEX

EXHIBIT    DESCRIPTION
------     ------------

  1) Irrevocable Stock Power, by and between Paxford Investments, S.A. and Mongoose Investments, LLC executed December 4, 1998.